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                                                                             Exhibit 99(a)

                           Entergy Arkansas, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                   12 months
                                                                 1994      1995      1996      1997      1998    September-99
Fixed charges, as defined:
  Total Interest Charges                                        $110,814  $115,337  $106,716  $104,165   $96,685     $92,322
  Interest applicable to rentals                                  19,140    18,158    19,121    17,529    15,511      16,786
                                                                ------------------------------------------------------------
Total fixed charges, as defined                                  129,954   133,495   125,837   121,694   112,196     109,108

Preferred dividends, as defined (a)                               23,234    27,636    24,731    16,073    16,763      15,400
                                                                ------------------------------------------------------------

Combined fixed charges and preferred dividends, as defined      $153,188  $161,131  $150,568  $137,767  $128,959    $124,508
                                                                ============================================================
Earnings as defined:

  Net Income                                                    $142,263  $136,666  $157,798  $127,977  $110,951     $89,591
  Add:
    Provision for income taxes:
       Total                                                      29,220    72,081    84,445    59,220    71,374      51,374
    Fixed charges as above                                       129,954   133,495   125,837   121,694   112,196     109,108
                                                                ------------------------------------------------------------

Total earnings, as defined                                      $301,437  $342,242  $368,080  $308,891  $294,521    $250,073
                                                                ============================================================

Ratio of earnings to fixed charges, as defined                      2.32      2.56      2.93      2.54      2.63        2.29
                                                                ============================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                    1.97      2.12      2.44      2.24      2.28        2.01
                                                                ============================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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